Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 8, 2016

The following is the transcript of the Micro Focus Investors and Analysts Conference Call held by Micro Focus International plc on September 8, 2016. The following also refers to the presentation entitled “Proposed Merger of Micro Focus International plc with Hewlett Packard Enterprise’s (“HPE”) Software Business Segment and Proposed Commercial Partnership with HPE” filed with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933, as amended, on September 7, 2016 (Accession No. 000156761916002855).

Micro Focus Transcription

TITLE:	Micro Focus Investors and Analysts Conference Call

TRANSCRIPTION DATE:	8th September 2016

TRANSCRIPTION STYLE:	Intelligent Verbatim

DURATION OF FILE:	35:17 minutes

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus “equivalent” document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the “Company”). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE”) to be held by Seattle SpinCo, Inc. (“Seattle”), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the “Acquisition” or the “Transaction”).  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.

Call Participants

EXECUTIVES

Kevin Loosemore
Executive Chairman

Mike S. Phillips
Chief Financial Officer and
Executive Director

Tim Brill
Director of Corporate
Communications & Investor
Relations

ANALYSTS

Charles Brennan
Crédit Suisse AG, Research
Division

David Iain Toms
Numis Securities Ltd., Research
Division

James A. Goodman
Barclays PLC, Research Division

Rahul Chopra
Citigroup Inc, Research Division

Stacy Pollard
JP Morgan Chase & Co, Research
Division

Presentation

Operator

Good morning, ladies and gentlemen, and welcome to the Micro Focus Investors and Analysts Conference Call. My name is Maddie, and I will be your coordinator for today’s conference. [Operator Instructions]

I will now hand you over to Tim Brill, Director of Corporate Communications and IR, to begin today’s conference. Thank you.

Tim Brill
Director of Corporate Communications & Investor Relations

Thank you very much, Maddie, and thank you to everyone for joining this morning. Clearly, last night’s announcement was a very significant corporate development for Micro Focus. And I’m delighted to be joined this morning by Kevin Loosemore, Executive Chairman; and Mike Phillips, CFO, who’ll provide you with some more information in the coming minutes. You should all have access to slides through real-time links, or hopefully; if not, those can be downloaded from the website IR pages.

With that, let me hand over to Kevin, and we’ll make sure we leave plenty of time for questions at the end of this session. Thank you, Kevin.

Kevin Loosemore
Executive Chairman

Thank you, Tim, and thank you, everyone, for joining this morning. I’m going to start on Chart 4, which is entitled Announcement at a Glance. What we’re acquiring is Hewlett Packard Enterprise’s Software Business for an enterprise value of $8.8 billion. This will triple the size of Micro Focus to approximately $4.5 billion in revenues and create one of the largest infrastructure software businesses in the world. We believe that the infrastructure software space is in many places mature, and mature market tends to consolidate, and we’re seeking to position ourselves as one of the leaders in that consolidation.

The acquisition will add $738 million of adjusted EBITDA, which means we’re paying a multiple of approximately 11.4x. If you look at the revenue multiple, you can see that we’re paying roughly the same revenue multiple as we paid by -- to TAG, it’s about 6% to 7% higher. The EBITDA multiple is higher because of the low margins within the HPE business. We’re also doing a 400 -- as announced, we’ll do $400 million return of value of completion to the current Micro Focus shareholders. And finally, we’re announcing a commercial partnership with SUSE and HPE to be HPE’s preferred Linux provider.

So if we move to Chart 5 and the transaction overview. What we’re acquiring his $3.2 billion of revenues, which in the trading 12 months to April ‘16 grew at 1.5% on a constant currency basis. It comprises sticky software in 4 areas: IT operations management, application development, information management and Big Data. Unfortunately, we can’t break those down into too much detail because, until we close, we can’t provide data which Hewlett Packard don’t publish themselves as a public company, but those are 4 main areas of the business.

Why are we doing it? Well, it’s consistent with our strategy. We like sticky assets in the infrastructure space. We see a huge opportunity for efficiency improvement. When we bought TAG, their margin was 33%. This asset has a current margin of about 21%. So we see a mix of opportunities to consolidate, to create scale in key segments that we operate in and products which are also adjacent to what we currently do.

So if I go to Page 6 and look at the financial impact, on completion, the current HPE shareholders will get 50.1% of fully diluted shares, so they will own 50.1% of the company. Our current shareholders will own 49.9%, which, based on last night’s closing price, was approximately $6.3 billion. There’ll also be a dividend of $2.5 billion back to HPE, which gives the aggregate consideration of $8.8 billion. Some of the press this morning, picking up on yesterday’s leak, had said that HPE was becoming a shareholder of Micro Focus, which is incorrect. It will be that HPE shareholders will become Micro Focus shareholders, and Micro Focus will control the business.

We’re funding the transaction with new debt facilities, which will be underwritten by JPMorgan. And we’ll, at close, have a net debt multiple of approximately 3.3x, which will reduce to 2.5x within 2 years, which is very similar to multiple process, multiple margins to when we did the Attachmate acquisition. And the transaction will be accretive in year 1.

Something which is slightly unusual in a U.K. market context is the closing date will probably not be until quarter 3 of 2017. That’s calendar quarter. And the reason for that is that because the transaction needs SEC approval. SEC approval has to be done in the public domain, so you can’t start that until after you’ve announced. Whereas with previous transactions, we’ve been able to do UKLA approval privately before announcement. So it’s a slightly longer time to close than people will be used to in the U.K. market.

If I go to Chart 7. It’s a statement of Micro Focus strategy. It’s exactly as we announced in our prelims in July. And our strategy has not changed. It works and we believe it’s appropriate for the market.

If I go on to Slide 9. On Slide 9, you’ve got a summary of the business we’re buying: 50,000 customers, global footprint, approximately 60% of recurring revenues. You can see on the quadrant on the right-hand side, and the revenue and EBITDA numbers in the bottom right-hand corner.

If I go to Chart 10, you can see the areas in which the business operates: IT Operations Management, Application Delivery Management, Enterprise Security, and then information management and Big Data analysis. And what we’ve said in the announcement is that, broadly speaking, 80% of the revenues in mature markets, the rest are in areas which have some growth, and the growth varies between the different components.

If I go on to Slide 11. We’re announcing a commercial partnership between HPE and Micro Focus. SUSE becomes a preferred Linux provider for HPE, and we’re also exploring synergies with HP around OpenStack technology. At the moment it’s heads of agreement, and we’re looking to see the detail around that. But we’re hoping that we’ll end up with a position where SUSE and Linux will be the underlying driver between the -- behind the Helion OpenStack product. Recently, we announced that SUSE will be the driver behind Mirantis OpenStack. We’re already in a position where SAP have taken our OpenStack for their HANA cloud. So you can see SUSE getting an increasing mind share in the Linux marketplace.

If I go to 12, we talk about the merger rationale. As I said, consistent with our strategy, sticky mature infrastructure products and positioning SUSE very much as the OPEN open source company as opposed to other open source companies that may not be quite so open. We’re creating scale and critical mass in some formerly weaker areas, so some of the products will complement some products where we have weaker market share. And we’re also, as I said, getting a significant operational efficiency opportunity in terms of how we can improve the margins of the business.

If I go to 14, you can see the revenue profile. At the moment, these numbers are for HPE U.S. GAAP. One of the things we need to do prior to issuing the prospectus and the shareholder vote is to do a proper U.S. GAAP to IFRS conversion. In the announcement, you’ll see notes at the back where we believe there are areas of difference. The chart also shows Micro Focus revenues adding in the pro forma for Serena. So we get a combined revenue of about $4.5 billion, with 64% of this revenue in the recurrent revenue streams.

Chart 15 shows the EBITDA. The current EBITDA of the Hewlett Packard Enterprise business at $658 million includes $80 million of corporate allocations, which will not transfer with the business, which gives an effective EBITDA of $738 million.

Looking at cash flow on Page 16, you can see that the business, both businesses have a strong cash flow profile. Both are highly cash generative. And by the time we complete, we expect to have significant cash generation, and we’ll maintain the Micro Focus target of about 95% cash conversion going forward.

If I go to Page 18. You can see that the core management team of Micro Focus will remain. Mike and I remain directors on the board. And we will, during the months between signing and completion, work out the composition of the rest of the board. One director will be nominated by HP to the board, and that will help with sort of ensuring that the separation, the carve-out go smoothly going forward. And HP will also nominate a number of independent directors for consideration by the Micro Focus Nominating Committee to become members of the board.

At the bottom, we’ve put a number of brief profiles of management from the Hewlett Packard side, who will probably be unfamiliar to most of you. We’re delighted to -- the first name on the list Chris Hsu, who is currently the Chief Operating Officer of Hewlett Packard Enterprises, will be running the Software Business during the transition. And Chris has been responsible for the split of HP into HPI and HPE. He’s been responsible for split out of CSC from HP, and will be ensuring the effective carve-out of the Software Business for the merger with the Micro Focus.

Page 19 talks about our approach to integration. We’ll -- fundamentally, we’ll take the same approach as we did with the Attachmate Group, identifying best practice across both businesses and looking to roll that out into the organization. As we go into the period between signing and closing, there’s an integration project set up with teams from both sides of the business to ensure that we do a thorough analysis before changes are made.

On Page 21, we talk about timetable. We’ve announced the merger. We’ll produce a circular in the first half of 2017, so that will be after the U.S. GAAP IFRS conversion, the preparation of appropriate documentation. We’ll then have a shareholder vote to approve the merger, produce a prospectus and completion hopefully in the late summer of 2017.

So to conclude on Page 22, the transaction triples the size of Micro Focus on pro forma basis. We believe there’s significant margin opportunity to improve from the 21% margin in the current HP business. We have a track record of driving efficiencies. There is nothing we need to do, which is different than we’ve done in any of our previous acquisitions, it’s just a bigger and larger scale. But as we’ve discussed with many of you, we’ve been building the management team over the prior year to actually accommodate that. When you look at the price in terms of sales multiple, we paid about 6%, 7% more than we paid for Attachmate, so it’s still a very attractive price once you’ve -- as you flow through the operational efficiencies and should be accretive in the first year.

So at that point, I’ll hand back to Tim and the operator to take any questions.

Tim Brill
Director of Corporate Communications & Investor Relations
Thank you very much, Kevin. Maddie, let me hand over to you to manage the questions.

Question and Answer

Operator

[Operator Instructions] So our first question comes from the line of James Goodman from Barclays.

James A. Goodman
Barclays PLC, Research Division

Oh, great. A lot to digest, but a couple of from me. Could you help us understand perhaps the magnitude of difference in the growth rates between the growth and the nongrowth parts of the business? Should we be thinking it’s comparable to, say, the SUSE versus kind of core Micro Focus profile that you have? And then the licenses, if I look at the HP report for Q2, were down quite a bit. Is that of any concern? And then the second question is on the cost extraction. If you could just add some context there. Should we be thinking about this as an R&D intensity scenario as it was with TAG, simply that there was overinvestment for areas which are mature? And do you expect any impact on the growth profile from that? So apologies, it’s not all part of that, but happy to go back over them.

Kevin Loosemore
Executive Chairman

Okay. Right. Difference in growth rates. We can’t actually say because we can’t give out information about the HP business as a public company that they don’t publish themselves. There is a range of assets. And those of you who are tech literate, just by looking at the assets on the website, will recognize that some are likely to be in decline and some are likely to be in growth. Broadly speaking, it’s not too dissimilar to Micro Focus. So the best we can say at this stage is kind of assume the same kinds of profiles as Micro Focus. As we said, the trailing 12 months was 1.45% revenue growth. The other thing that those who’ve followed us for some time will notice is that the services component is probably higher than where it used to. It’s 13% services. So you could probably draw some conclusions as to what might happen there. Second part of the question was in the Q2, their license number declined and are we worried about it. No, we don’t worry about revenue growth, as you know. The -- well, we do, but we’re not obsessed about it.

Mike S. Phillips
Chief Financial Officer and Executive Director

The other thing to realize James is that the way they report it is to factor the Appendix II numbers that you’ve got in the announcement, so that actually includes things that are no longer in the business.

Kevin Loosemore
Executive Chairman

Yes. So nothing in their profile that unduly worries us. It’s a mature infrastructure software business, and that’s what we do. In terms of cost extraction, it’s opportunity-rich environment. There are significant costs in the business. Part of it comes from being part of a large -- a small part of a large enterprise. So anyone who’s seen the recent Star Trek movie may have seen the Hewlett Packard advertising. The Software Business carries its share of that advertising. As you could imagine, we probably won’t we doing much film advertising going forward. The software business carries a share of the corporate fleet of jets. We probably won’t have a corporate jet going forward. So there are some opportunities for savings, which are actually fairly straightforward. And then you’ve got all the normal stuff that we’ll do, which is looking at space, IP, legal entities, R&D efficiency, sales efficiency. So we’ll take our normal approach. We’ll go through every line, but that’s why it will take a few years to work it through because there’s a lot of scope.

Mike S. Phillips
Chief Financial Officer and Executive Director

But there isn’t the discrepancy that we had on TAG in terms of R&D relative to revenue. I think they were a couple of points higher than we are in terms of spend on that area, the sales and marketing, general and administrative costs there, where there’s a difference, James.

James A. Goodman
Barclays PLC, Research Division

Okay, that’s very helpful context. Just a clarification, what is the growth assets if we compare that? Is that Big Data or Autonomy in that side of things? Is that you’re grouping into the growth part?

Kevin Loosemore
Executive Chairman

There are a number of products across all 4 areas. So again, you can’t characterize -- so big chunks of businesses or growth from big chunks have declined. You have to get down to product level. So yes, sorry, we can’t answer and be...

James A. Goodman
Barclays PLC, Research Division

No, no, that’s fine.

Kevin Loosemore
Executive Chairman

More helpful at this age. What we’re hoping is by the time we get through to the prospectus, then with enough water under the bridge, that Hewlett Packard may be happier to produce to enable us to put more in the public domain.

Operator

And our next question comes from the line of Stacy Pollard from JPMorgan.

Stacy Pollard
JP Morgan Chase & Co, Research Division

Yes, kind of following up on that one as well. Just digging in. When you look at the 21% current margin, can you sort of split that up at HP, which -- what is the current margin of the mature assets and what is the margin of the nonmature assets, and then maybe the respective growth for each of those as well or especially the growth within the nonmature assets, so the growth assets, if that makes sense?

Kevin Loosemore
Executive Chairman

Yes. HP don’t publish that information. So no, we can’t.

Stacy Pollard
JP Morgan Chase & Co, Research Division

Okay. Would you -- maybe this is another way to ask it and you might not be able to say, but would you characterize their mature assets as being similar enough to yours so that you would project a similar kind of growth for them going forward?

Kevin Loosemore
Executive Chairman

They are similar, so there are products which are similar to ours. So yes, you have some which I would say would be in terminal decline, you have some which are sort of in modest decline. You have some which are modest growth, and you have some which are actually significant growth. But I appreciate, that’s not particular helpful without some numbers, but...

Stacy Pollard
JP Morgan Chase & Co, Research Division

Yes. Fair enough.

Kevin Loosemore
Executive Chairman

As I -- sorry. We’re relaxed. And if you go back the trailing 12 months was plus 1.5%. The previous year, they were minus 2% on a constant currency basis. So if you think of -- when we went -- when we bought Attachmate, Attachmate was on a 4% compound revenue decline rate. This business is not, not quite as much as that, but equally, it’s probably in a sort of slow decline overall on a trended basis.

Stacy Pollard
JP Morgan Chase & Co, Research Division

One more question. Do you foresee any kind of one-off costs to get the synergies that you’ve talked about on the margin side over time?

Mike S. Phillips
Chief Financial Officer and Executive Director

Well, HP announced last night that they think it’s going to cost them $700 million to separate the business out. So that’s a business which contributed in their quarterly results yesterday $738 million of revenue out of $12.2 billion. So one of the advantages is that Chris Hsu is going to be running the business between now and completion, and we’ll be applying some of the thought processes that we have to a mature set of assets.

Stacy Pollard
JP Morgan Chase & Co, Research Division

Okay. So nothing planned on your side at this time?

Mike S. Phillips
Chief Financial Officer and Executive Director

Well, we’ll go through an integration planning process with the HP team over the next 12 months. And then we’ll be looking at the business that we get in 12 months’ time, which is, as I say, likely to be a little bit different from the business that they have today.

Kevin Loosemore
Executive Chairman

Clearly, if you’re looking in -- if you’re thinking in terms of this year’s results, clearly, there will be some acquisition costs we’ve incurred, and there will be some integration planning costs that we will incur during the course of the year. And we’ll update on that when we do our results in December.

Operator

And our next question comes from the line of David Toms from Numis.

David Iain Toms
Numis Securities Ltd., Research Division

Congratulations on the deal. A couple from me. You already had underway quite a significant systems project that you’ve talked about before, integrating some of the back office systems and potentially replacing those sort of the -- part of your existing pivotal systems was due a refresh. What impact does this deal have on that work? Did it put it back? Or do you carry on with that and then do something additional on top when HP comes in? And then just secondly, and more briefly, what kind of relationship do you envisage going forward more broadly with HPE? You’ve touched upon SUSE and what it does for you there. But for the group, more broadly, what additional opportunities are there from the kind of -- or from this deal and from the relationships that result?

Kevin Loosemore
Executive Chairman

Yes. Thank you. Yes, on the systems side, one of the hidden opportunities for us here is that HP have already started on a process of updating their systems, which actually, ironically, they started by putting systems in place for Autonomy, where they weren’t happy with the systems. And what they’re doing is they’re completing those systems during the coming year, so the opportunity we have is to actually piggyback on the back of that. So we will be amending our plan to be a plan to how we will then roll our systems onto their system at completion. So it’s actually provided us with effectively another opportunity to save money. In terms of the broader relationship, we already have a good working relationship with HP, particularly on the SUSE side. HP often sells their service with SUSE embedded as an OEM. We recently announced the deal where HP storage is using software-defined storage from SUSE. We talked about the OpenStack relationship. More widely, what we do, as you know, is we take mature software and we help extend the life of it for customers and get more value from it by linking it to new technologies. So as HP start bringing out converged appliances, intelligent hardware, clearly there is a synergy and that will be helping the customers with these assets work collaboratively with that hardware. We’re not going to cede any control over our distribution channel; though we believe, in a mature space, you need to control your own distribution. But clearly, there are opportunities for partnering going forward, which make this more than just a financial transaction.

Operator

And our next question comes from the line of Charles Brennan from Crédit Suisse.

Charles Brennan
Crédit Suisse AG, Research Division

I’ve just got a couple actually. Firstly, can you just clarify the structure of the deal? Am I right in thinking that existing HP shareholders got a new certificate representing the 50% stake in Micro Focus? And have you done any type of work on analyzing how many of the HP shareholders can actually hold U.K. listed stock? Just as a first question. And then the second question is, can we just go back on the costs of delivering this profit improvement? Are you expecting to maintain 95% cash conversion through the 3- year transition window? Or will there inevitably be restructuring costs that impact on that? Perfect.

Mike S. Phillips
Chief Financial Officer and Executive Director

In terms of the structure of the deal, Charlie, I mean, effectively, if you think about it like a demerger of a public company in the U.K. market, tax-free spend or the company in the states, the shareholders get their representatives stake in their 50% share in the new company. So that’s the way that it will work. We started to do some analysis on shareholders in terms of what may or may not possible. Obviously, there’s quite a bit time for that shareholder group to change between now and completion as to where they want to hold those stakes, but it’s early days. In terms of the cash conversion, our measure, as you know, is cash generated from operations over adjusted EBITDA less exceptional items, so we take that into account. And clearly, there will be costs associated with the integration of the business. And as I mentioned earlier on, those $700 million of costs that HPE announced last night that they view they’re going to spend between now and completion in terms of separating the business. We’ll then look and decide what other operational improvements can be made in the business over time. And to the extent there are exceptional costs under our definition, they’ll be incurred as we go along in delivering those improvements.

Charles Brennan
Crédit Suisse AG, Research Division

And just to clarify, does any of the $700 million of costs that HP have identified, does any of that go towards delivering the margin improvement? Or is that all around the costs of separation and totally separate from margins upside?

Mike S. Phillips
Chief Financial Officer and Executive Director

They didn’t break down the $700 million.

Operator

And our next question comes from the line of Rahul Chopra from Citigroup.

Rahul Chopra
Citigroup Inc, Research Division

I have 3 questions, if I may. Firstly, just in terms of asset deal for your transactions, do you expect revenue tend to decline for a few years after you -- until you implement those margin change and structural change within your acquired business. So in terms of your due diligence versus -- you’re talking about full year EBIT margin profile to increase to 46%, so what kind of time frame we should look for the revenue to decline for HP Enterprise of the business? That’s the first question.

Mike S. Phillips
Chief Financial Officer and Executive Director

Well, as you know, when we look at businesses, we tend to assume that they’re going to continue on the trends that they’ve had over time. There isn’t much breakout that they’ve given in terms of individual portions. If you look at the consultancy revenues as part of the business, that’s probably something where you could see declining over time as we get it to be focused on consultancy services that are directly attributable to delivering the software rather than consultancy for consultancy’s sake.

Rahul Chopra
Citigroup Inc, Research Division

Okay. Okay, so maybe for the year [ph] -- probably it’s the reasonable number to look at, and then probably as you grow it from there? Is that the right way to look at it in terms of what you’re thinking?

Mike S. Phillips
Chief Financial Officer and Executive Director

Well, 3 [ph] is quite a long way, Rahul. And obviously, there’ll be much more information that we’ll be able to provide in due course. You have to think about it in terms of the size of the business there is today relative to the rest of HPE, it’s 6%. We don’t provide much breakout on elements of our business that are only 6% of our revenues.

Rahul Chopra
Citigroup Inc, Research Division

Okay, it’s good. It’s okay. And just quickly on the second question, could you quickly walk through some of the due diligence versus any potential reasons that could probably cause the deal to further delay from, well, 3Q ‘17?

Mike S. Phillips
Chief Financial Officer and Executive Director

There’s nothing to indicate that at the moment. There is obviously competition clearances to go through, other regulatory clearances to go through. But it’s a very long time between announcement and close. That’s probably one of the big differences on this transaction. We’d like to close it sooner than Q3 calendar 2017, but that’s the current timetable.

Rahul Chopra
Citigroup Inc, Research Division

Okay. And just finally, the structure of the deal, it’s quite -- I mean, the merger deal is structured -- I mean, I can see they have the HP Enterprise has a 50.1% majority shareholders and you’re assuming $2.5 million on debt to pay some of those. So any particular reason that you wanted -- I mean, that they wanted to be majority shareholders? Probably you could have paid more debt then had retained majority shareholders are not sure [ph] if retaining the majority shareholders? So any particular reason for that given...

Kevin Loosemore
Executive Chairman

They’re not going to be majority shareholders. The shareholders of HP will become shareholders of Micro Focus. So the structure is something called an RMT in the U.S., which enables you to do a transaction, which is tax efficient. But as of close, they’re all Micro Focus shareholders. HP will not have any shareholding in Micro Focus.

Mike S. Phillips
Chief Financial Officer and Executive Director

And their largest shareholder is about 17% of HPE today. If they held their shares between now and completion and converted, they’d be a -- clearly a significant shareholder for us at about 8.5%. And we have 12 months to meet them and explain the story of Micro Focus and what we do. It’s quite interesting, if you see the transcript of the call last night, Meg Whitman talked about the fact that this is what Micro Focus does in terms of delivering this. And her shareholders, together with their self individually, are going to held at the stock going forward. If they’d sold out to private equity at $8.8 billion for cash, there would be no upside.

Rahul Chopra
Citigroup Inc, Research Division

Okay, okay. And then finally, any lock-in -- which I’m probably missing something, any lock-in period for the shareholders as such?

Mike S. Phillips
Chief Financial Officer and Executive Director

Well, the shareholders are free to trade their HP stock daily today, they can -- there’s no lock-in from that point of view. On the Attachmate deal, we have a small group of shareholders who ended up owning 40% of the enlarged group and there was a lock-in there. Obviously, we’ve changed that, so the -- with it -- who were the shareholder at that stage don’t hold in Micro Focus anymore. But there’s no lock-in for the HP shareholders.

Operator

Thank you. And we currently have no further questions coming through from the telephone lines. [Operator Instructions]

And we have no further questions coming through, so I’ll hand the call back over to you for any concluding remarks. Thank you.

Kevin Loosemore
Executive Chairman

Well, thank you, everyone, for dialing in. I think the last I heard, there were 160 people on the call, so we really appreciate the interest. We’ve clearly got a lot of work to do to go between signing and closing. There’s project underway. In the meantime, we continue to run the Micro Focus business as it is today. And we look forward to sort of dealing -- seeing you in -- all in due course. In the meantime, if there are any investors on the line, we have our AGM at the end of the month. Perversely, this week, you will probably see governance bodies coming our suggesting you vote against us on certain things. If you like what we’re doing, we please ask that you vote in favor. So just an ad victoriam at the end of the call, and thank you for your attention.

Operator

Thank you, ladies and gentlemen, for joining today’s conference. You may now replace your handsets. Thank you.